UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nicor Gas Thrift Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

Nicor Gas
Thrift Plan

Financial Statements and Supplemental Schedules
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

Nicor Gas
Thrift Plan
Table of Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits As of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2014	3

Notes to Financial Statements	4-10

Supplemental Schedules

Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions For the Year Ended December 31, 2014	11

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) As of December 31, 2014	12

Signature	13

Exhibit Index	14

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Nicor Gas Thrift Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Nicor Gas Thrift Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules, Schedule H line 4(a) – Schedule of Delinquent Participant Contributions and Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Atlanta, Georgia
June 25, 2015

Nicor Gas
Thrift Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value:
Registered investment companies	$116,519,868	$107,917,266
Collective trust	40,533,165	45,542,881
AGL Resources Inc. common stock	10,162,095	9,342,042
Total investments	167,215,128	162,802,189

Receivables:
Notes receivable from participants	5,305,342	5,470,253
Employer contributions	914,476	337,373
Due from broker for securities sold	759	69,330
Total receivables	6,220,577	5,876,956

Net assets reflecting investments at fair value	173,435,705	168,679,145

Adjustment from fair value to contract value for the fully benefit-responsive investment contract	(712,007)	(551,132)

Net assets available for benefits	$172,723,698	$168,128,013

The accompanying notes are an integral part of these financial statements.

Nicor Gas
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

2014
Additions:
Investment income:
Net appreciation in fair value of investments	$6,257,656
Dividends from registered investment companies	4,254,844
Interest income from the collective trust	616,946
Dividends from AGL Resources Inc. common stock	269,346
Total investment income	11,398,792

Interest income on notes receivable from participants	213,979

Contributions:
Participant	5,040,062
Employer	2,833,757
Rollover	108,502
Total contributions	7,982,321

Total additions	19,595,092

Deductions:
Benefits paid to participants	(13,498,082)
Administrative expenses	(187,541)
Total deductions	(13,685,623)

Net increase before transfers out to other plan	5,909,469

Net transfers out to other plan	(1,313,784)

Net increase after transfers out to other plan	4,595,685

Net assets available for benefits:

Beginning of year	168,128,013

End of year	$172,723,698

The accompanying notes are an integral part of these financial statements.

Nicor Gas
Thrift Plan
Notes to Financial Statements

1.  Plan Description

The following description of the Nicor Gas Thrift Plan (the “Plan”) is provided for general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is designed to provide retirement benefits to substantially all employees of Northern Illinois Gas Company (doing business as Nicor Gas Company) (the “Company” or “Plan Sponsor”) represented by a collective bargaining agreement.  Employees are eligible to participate in the Plan after completing four months of service.

The Plan Sponsor is a wholly owned subsidiary of AGL Resources Inc.  The Plan consists of both a profit sharing plan and an employee stock ownership plan (“ESOP”).  The ESOP consists of the portion of the Plan which is invested in AGL Resources Inc. common stock.  Both the ESOP and non-ESOP portion of the Plan are intended to constitute a single plan.

Administration
The Plan is administered by the Administrative Committee (the “Committee”), which is appointed by the Company’s Board of Directors.  The Committee has the sole discretion and authority to interpret the provisions of the Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the Plan.

The Committee has engaged Bank of America, N.A. (“Trustee”) to maintain a trust under which contributions to the Plan are invested in various investment funds and AGL Resources Inc. common stock.  Merrill Lynch, Pierce, Fenner & Smith, Inc. (“Merrill Lynch”) serves in the role of record keeper and custodian for the Plan.

Contributions
Employee Contributions.  Participants may elect to make either before-tax contributions, Roth after-tax contributions or traditional after-tax contributions, or a combination thereof.  The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer.  An automatic before-tax contribution deferral of 3% of eligible compensation is generally provided for employees hired or rehired on or after January 1, 2010, when no other election is made.  The automatic enrollment will become effective as soon as administratively feasible following 30 days after the eligible new employee enters the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  The Plan also accepts certain rollover contributions representing distributions from other qualified plans.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest their account balances in any investment fund, the Plan has designated a qualified default investment fund.  Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).

Company Contributions.  Generally, on behalf of each participant who makes contributions, the Company will make a matching contribution each payroll period.  The matching contribution will be equal to 60% of the participant’s first 6% of contributions.  For employees who are not eligible to accrue benefits under a defined benefit pension plan, the Company makes an additional profit sharing contribution if the employee has completed a year of service and is either employed on the last day of the plan or terminated employment during the year due to death or disability, after reaching age 65, or after reaching age 55 with 10 years of service.  Employees eligible for the non-discretionary annual contribution received a one-time additional Company contribution of $750 for the 2014 plan year.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contributions, as well as allocations of the Company’s non-discretionary annual contribution, and Plan earnings.  A participant is entitled to the benefits that can be provided from the participant’s vested account.  Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan based on their investment elections.  Allocations are based on participant earnings, account balances, or specific participant transactions.

Nicor Gas
Thrift Plan
Notes to Financial Statements

Vesting
A participant’s contributions and earnings thereon, and all AGL Resources Inc. common stock dividends are vested immediately.  The Company’s contributions and earnings thereon are vested upon occurrence of any one of the following:

•	Completion of three years of vesting service;
•	Attainment of age 65 while employed by the Company;
•	Permanent disablement while employed by the Company; or
•	Death while employed by the Company.

Withdrawals
A participant’s traditional after-tax contributions (including earnings) may be withdrawn.  Participants also may be eligible for hardship withdrawals from their before-tax contributions and Roth after-tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements.  An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59 ½ (or has satisfied certain other criteria established in the IRC) at the time of withdrawal.  Additionally, participants over age 59 ½ are permitted to take a distribution from the Plan without an early withdrawal penalty.

Distribution of Benefits
The Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death or separation from service.  If the vested account balance is $1,000 or less, the Committee may make an immediate distribution without the consent of the participant.  For balances of more than $1,000 but not over $5,000, if participants do not choose a method of distribution, the account balance will be automatically rolled over by the Plan to an individual retirement account (“IRA”) with Merrill Lynch upon separation of service.  Otherwise, a participant may delay the distribution of his or her account until the participant reaches age 70 ½.

Generally, a participant’s distribution will be made in a single sum of cash.  To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).  In addition to the lump sum option, partial distributions, and monthly, quarterly, semi-annual, or annual installments of a fixed amount or period are allowed.

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than amounts attributable to the participant’s Roth after-tax or traditional after-tax contributions) which are made upon the participant’s termination of employment or death, generally will be taxable in the year of distribution.  Such distributions will, generally, be subject to 20% federal income tax withholding.

Notes Receivable from Participants
Participants may borrow from their participant accounts.  Such borrowings represent loans to the participant and notes receivable to the Plan.  The minimum loan amount to a participant is $1,000 and may not exceed the lesser of i) $50,000 minus the participant’s highest outstanding loan balance during the previous twelve months, or ii) 50% of the participant’s vested account balance less the participant’s highest outstanding loan balance during the previous twelve months.  Participants generally repay loans through payroll withholdings over a period not to exceed 5 years.  The currently outstanding notes receivable from participants are secured by the vested portion of the participant’s account and bear interest at a fixed rate of 4.25%. The interest rate is established at the date of the loan and is based on the prime rate plus 1%.  The interest rate remains fixed over the life of the loan and interest is computed monthly.

A participant may not have more than two loans outstanding at any time.  In the event that a participant terminates employment for any reason, any outstanding loan balance will become due and payable in full at that time.  However, the Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a Plan loan.

Nicor Gas
Thrift Plan
Notes to Financial Statements

Forfeited Accounts
Any forfeited amounts resulting from employees terminating prior to completion of the vesting period, may be used to reduce future Company contributions or may be applied to Plan expenses incurred with respect to administering the Plan.  Forfeited non-vested accounts totaled $2,956 at December 31, 2014 and $512 at December 31, 2013.  No forfeitures were applied to Plan expenses during 2014.  In 2014, the Plan used $14,169 of the forfeited non-vested account balances to decrease Company contributions.

Administrative Expenses
Loan origination and maintenance fees associated with notes receivable from participants, overnight check service fees, and the Plan’s investment advisory and shareholder servicing fees are paid by the Plan and are reflected in the financial statements as administrative expenses.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by the Company.

2.  Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation
The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodians.  See Note 4 – Fair Value Measurements for discussion of fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the fully benefit-responsive investment contract in the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a fair value basis except for fully benefit-responsive contracts through a collective trust which are on a contract value basis.

Income Recognition
Purchases and sales of securities are recorded on a trade basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is reported on the accrual basis.  No allowance for credit loss has been recorded as of December 31, 2014 or 2013.  If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is taxable and, if the participant is eligible to receive a distribution, a benefit payment is recorded.

Nicor Gas
Thrift Plan
Notes to Financial Statements

3.  Investments

The following presents the fair value of investments that represent five percent or more of the Plan’s net assets as of December 31:
	2014	2013
Invesco Stable Value Trust (1)	$40,533,165	$45,542,881
Vanguard Institutional Index Fund Institutional	26,669,774	23,575,599
Vanguard Wellington Fund Admiral	16,820,451	15,464,381
Vanguard Small-Cap Index Fund Institutional	14,873,703	15,235,203
AGL Resources Inc. common stock	10,162,095	9,342,042
(1)	Interest in the Collective Trust.

Net appreciation in fair value of investments for the year ended December 31, 2014 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

Registered investment companies	$4,910,334
AGL Resources Inc. common stock	1,347,322
Total	$6,257,656

4.  Fair Value Measurements

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs include significant unobservable inputs that are used to determine management’s best estimate of fair value from the perspective of market participants.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

AGL Resources Inc. Common Stock
Shares of AGL Resources Inc. common stock are valued at the closing price per unit on each business day on the active market in which the securities are traded.

Nicor Gas
Thrift Plan
Notes to Financial Statements

Collective Trust
The collective trust provides participants a stable value investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: i) the expected future cash flows for each contract discounted to present value, ii) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and iii) the value of wrap contracts, if any.  The fair value of participation units in the collective trust are based on the net asset value of the fund, after adjustments to reflect all funds at fair value, as reported in the audited financial statements of the fund.  The fund generally provides for daily redemptions at reported net asset value per share with no advance notification requirements.  The overall fair value of the collective trust is based on significant observable inputs and is categorized in Level 2.

Registered Investment Companies
Registered investment companies are valued at the net asset value of shares held by the Plan each business day.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

The fair value of the Plan’s investments measured on a recurring basis is categorized in the table below based upon the valuation inputs as of December 31, 2014 and 2013.  There were no Level 3 inputs at December 31, 2014 and 2013.  There were no transfers between Level 1 and Level 2 during 2014.

	Level 1	Level 2	Total
December 31, 2014
Collective trust	$-	$40,533,165	$40,533,165
AGL Resources Inc. common stock	10,162,095	-	10,162,095
Registered investment companies:
Bond funds	6,242,886	-	6,242,886
Balanced funds	36,506,367	-	36,506,367
Domestic stock funds:
Small cap	19,564,533	-	19,564,533
Mid-cap	6,814,345	-	6,814,345
Large cap	39,034,737	-	39,034,737
International stock funds	8,357,000	-	8,357,000
Total investments at fair value	$126,681,963	$40,533,165	$167,215,128

	Level 1	Level 2	Total
December 31, 2013
Collective trust	$-	$45,542,881	$45,542,881
AGL Resources Inc. common stock	9,342,042	-	9,342,042
Registered investment companies:
Bond funds	6,286,956	-	6,286,956
Balanced funds	33,225,380	-	33,225,380
Domestic stock funds:
Small cap	19,911,063	-	19,911,063
Mid-cap	5,773,304	-	5,773,304
Large cap	34,115,334	-	34,115,334
International stock funds	8,605,229	-	8,605,229
Total investments at fair value	$117,259,308	$45,542,881	$162,802,189

5.  Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

Nicor Gas
Thrift Plan
Notes to Financial Statements

6.  Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 5, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the IRS made its determination.  The Plan administrator and tax counsel believe that the Plan and related trust are designed and currently being operated in compliance with the applicable requirements of the IRC; and therefore believe the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2011.

7.  Net Transfers Out to Other Plan

When the employment status of a participant changes from a position covered by a collective bargaining agreement that participates in the Nicor Gas Thrift Plan to becoming eligible for the AGL Resources Inc. Retirement Savings Plus Plan (“AGL RSP Plan”), eligibility for participation shifts between the Nicor Gas Thrift Plan and the AGL RSP Plan.  When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  Amounts transferred from the Nicor Gas Thrift Plan to the AGL RSP Plan were $1,342,934 in 2014.  Amounts transferred from the AGL RSP Plan to the Nicor Gas Thrift Plan were $29,150 in 2014.

8.  Related Party Transactions and Party-in-Interest Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the Plan, any person who provides service to the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons.

Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.  The Plan made a direct payment to the record keeper and custodian of $247, which was not covered by revenue sharing.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  The Company pays directly any other fees related to the Plan’s operations.

The Plan allows participants to direct investments in the AGL Resources Inc. common stock.  At December 31, 2014 and 2013, the Plan held 186,426 and 197,799 shares, respectively, of common stock of AGL Resources Inc., the parent of the sponsoring employer, with a fair value of $10,162,095 and $9,342,042, respectively.  The Plan recorded dividend income of $269,346 in 2014 related to AGL Resources Inc. common stock.

In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

9.  Risks and Uncertainties

The Plan invests in various investment securities, including AGL Resources Inc. common stock.  Investment securities, in general, are exposed to various risks such as interest rate, liquidity, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Nicor Gas
Thrift Plan
Notes to Financial Statements

10.  Non-Exempt Transactions

During 2013, the Company did not remit $3 of employee withholdings within the appropriate time period.  This transaction constitutes a prohibited transaction as defined by ERISA.  The Company remitted the employee withholdings and lost earnings in 2014.

11.  Subsequent Events

The Plan administrator has evaluated subsequent events since the date of these financial statements. On March 18, 2014, the Plan was amended as follows:

•	Effective January 1, 2016, the Company matching contribution will increase to equal 100% of the participant’s first 3% of contributions and 75% of the participant’s next 3% of contributions.

There were no other events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

12.  Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2014	2013
Net assets available for benefits per the financial statements	$172,723,698	$168,128,013
Adjustment from contract value to fair value for the fully benefit-responsive investment contract	712,007	551,132
Less: Deemed distributions included as expense in the Form 5500	22,555	23,569
Net assets available for benefits per the Form 5500	$173,413,150	$168,655,576

The following is a reconciliation of the net increase before transfers out to other plans per the Statement of Changes in Net Assets Available for Benefits to net income per the Form 5500 for the year ended December 31, 2014:

Net increase before transfers out to other plan per the financial statements	$5,909,469
Adjustment from contract value to fair value for the fully benefit-responsive investment contract
2014	712,007
2013	(551,132)
Deemed distributions included in benefits paid to participants in the Form 5500	1,014
Net income per the Form 5500	$6,071,358

Nicor Gas
Thrift Plan
Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2014

Participant
contributions
transferred late to
Plan	Total that constitute nonexempt prohibited transactions
Check here if late				Total fully
participant loan		Contributions	Contributions	corrected under
repayments are	Contributions not	corrected outside	pending correction	VFCP and PTE
included:	corrected	VFCP	in VFCP	2002-51

$ 3

Nicor Gas
Thrift Plan
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2014

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost**	value
*	AGL Resources Inc.	Common stock at $5.00 par value		$ 10,162,095
*	Participant loans	4.25%	-0-	5,282,787
*	Money Market Fund	Registered investment company		38,942
	T. Rowe Price International Stock Fund	Registered investment company		2,176,833
	T. Rowe Price Small-Cap Value Fund	Registered investment company		3,444,028
	Vanguard Developed Markets Index Fund Institutional	Registered investment company		6,180,167
	Vanguard Explorer Fund Admiral	Registered investment company		1,246,802
	Vanguard Institutional Index Fund Institutional	Registered investment company		26,669,774
	Vanguard Intermediate Term Bond Index Fund Admiral	Registered investment company		1,670,277
	Vanguard Long-Term Bond Index Fund Investor	Registered investment company		1,424,311
	Vanguard Mid-Cap Growth Fund Investor	Registered investment company		1,603,375
	Vanguard Mid Cap Index Fund Admiral	Registered investment company		3,595,186
	Vanguard Morgan Growth Fund Admiral	Registered investment company		2,402,036
	Vanguard PRIMECAP Core Fund Admiral	Registered investment company		3,615,026
	Vanguard Selected Value Fund Investor	Registered investment company		1,615,784
	Vanguard Small-Cap Index Fund Institutional	Registered investment company		14,873,703
	Vanguard 2010 Target Retirement	Registered investment company		338,910
	Vanguard 2015 Target Retirement	Registered investment company		1,239,069
	Vanguard 2020 Target Retirement	Registered investment company		3,493,537
	Vanguard 2025 Target Retirement	Registered investment company		4,564,461
	Vanguard 2030 Target Retirement	Registered investment company		3,571,932
	Vanguard 2035 Target Retirement	Registered investment company		1,369,521
	Vanguard 2040 Target Retirement	Registered investment company		1,051,549
	Vanguard 2045 Target Retirement	Registered investment company		749,959
	Vanguard 2050 Target Retirement	Registered investment company		608,663
	Vanguard 2055 Target Retirement	Registered investment company		179,059
	Vanguard 2060 Target Retirement	Registered investment company		8,988
	Vanguard Target Income Fund Investor	Registered investment company		2,510,268
	Vanguard Total Bond Market Index Fund Institutional	Registered investment company		3,109,356
	Vanguard Total Stock Market Index Fund Admiral	Registered investment company		2,491,127
	Vanguard Wellington Fund Admiral	Registered investment company		16,820,451
	Vanguard Windsor II Fund Admiral	Registered investment company		3,856,774
*	Invesco Stable Value Trust	Collective trust		40,533,165

	Total			$ 172,497,915

* Denotes party-in-interest investment
** Cost information not required for participant-directed accounts under an individual account plan.

Signature

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nicor Gas Thrift Plan

Date:	June 25, 2015	/s/ Bryan E. Seas
Bryan E. Seas
Senior Vice President and Chief Accounting Officer;
Member of the Administrative Committee,
Plan Administrator

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP